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                              August 26, 2022

       James Leddy
       Chief Financial Officer
       Chefs' Warehouse, Inc.
       100 East Ridge Road
       Ridgefield CT 06877

                                                        Re: Chefs' Warehouse,
Inc.
                                                            Form 10-K for the
fiscal year ended December 24 , 2021
                                                            Form 10-Q for the
Interim Period Ended June 24, 2022
                                                            Form 8-K Furnished
July 27, 2022
                                                            File No. 001-35249

       Dear Mr. Leddy:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Interim Period Ended June 24, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 18

   1. In your analysis of "gross profit" for each period presented, you state sales growth is a factor for gross profit
increases. Please explain to us and disclose the extent of this effect. Since
presumably cost of sales also increase with sales increases, discuss the relative impact of each
on your gross profit margins. Also, please explain to us and disclose the reasons
why gross profit margins changed in the periods presented. If product mix contributes to
gross profit margin changes, discuss the extent and the products that are the primary
contributors and why (e.g., "product A provides more/less margin because
                                                        ..."). If inflation has
affected your costs and margins, explain the relative effect of each.
                                                        Refer to Item 303 of
Regulation S-K and Section III.B.4 of Release No. 33-8350 for
                                                        guidance.
 James Leddy
Chefs' Warehouse, Inc.
August 26, 2022
Page 2
Liquidity and Capital Resources
Cash Flows, page 21

2. Your analysis of changes in operating cash flows references net results, noncash charges and working capital. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. In connection with this, discuss more fully what the cash used for working capital
         growth primarily driven by the Company   s reinvestment in working
capital to support
         sales growth represents and the potential for this to be a continuing trend. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for
         guidance, and section 501.04 of the staff   s Codification of
Financial Reporting Releases
         regarding quantification of variance factors. Please revise your disclosure as appropriate.
Form 8-K Furnished July 27, 2022

Exhibit 99.1
Full Year 2022 Guidance, page 2

3. Please reconcile the guidance presented for the non-GAAP measure "adjusted EBITDA"
         to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
         Question 102.10 of the staff's "Non-GAAP Financial Measures" Compliance and
         Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameJames Leddy                                 Sincerely,
Comapany NameChefs' Warehouse, Inc.
                                                              Division of
Corporation Finance
August 26, 2022 Page 2                                        Office of Trade &
Services
FirstName LastName